

Messiah Jacobs · 2nd

CEO, Four Screens

Los Angeles, California, United States · Contact info

FOUR SCREENS PRODUCTION INC

City University of New York-Baruch College

500+ connections

1 mutual connection: Jake Suggs

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Providing services
Management Consulting and Video Production
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Experience

Chief Executive Officer
FOUR SCREENS PRODUCTION INC
Jan 2010 – Present · 11 yrs 9 mos
Greater Los Angeles Area

Messiah has 20 years of experience in the entertainment industry and is the CEO of Four Screens, a production and management company that develops content celebrating Black culture. As a talent management firm and production house, Four Screens specializes in building clients' careers and brands.

With over two decades of production experience he has worked with the most successful names in entertainment. Messiah's knowledge of the business allows him to naviga ...see more



+4

Co-Founder
tapReplay
Dec 2015 – Dec 2018 · 3 yrs 1 mo
Los Angeles, CA

tapReplay is a scalable video commerce platform that turns all existing video content into shoppable programming by leveraging secure payment technology and the next-gen commerce ecosystem.

Vice President - Head of Production
V Studio
Jan 2010 – Apr 2013 · 3 yrs 4 mos
Los Angeles, CA

In January 2010 Messiah was selected by acclaimed Director and Producer Robert Townsend, to be the Head of Production of V Studio. Messiah managed multiple productions in different stages of development simultaneously. V Studio is a production division of One Economy Corporation, tasked with creating "public purpose media". ...see more


Diary of a Single Mom

Film & TV Producer
Freelance
Jan 2003 – Jan 2010 · 7 yrs 1 mo

Freelance Highlights:
"Skyler" (Feature) – Producer & Unit Production Manager
Fountain House Entertainment/Director Clenet Verdi-Rose
Talent: Tony Award winning Anika Noni Rose ...see more



Messiah Jacobs

Education

City University of New York-Baruch College

City University of New York-Baruch College
Bachelor of Business Administration (BBA), Finance and Investments
1993 – 1997

Skills & endorsements

Television · 45

Endorsed by **Patreece DeChabert, MBA and 5 others who are highly skilled at this**

Film Production · 43

Endorsed by **Randy Turrow and 5 others who are highly skilled at this**

Entertainment · 36

Endorsed by **Ron Labuzan and 2 others who are highly skilled at this**

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Recommendations

Received (1) Given (0)

Joseph Killoran
Global Business Development at Rock Paper Reality
May 21, 2019, Joseph reported directly to Messiah

Messiah's unreserved mentorship throughout my 20s had an inestimable influence in shaping my character and work ethics. He is truly a natural frontline leader with an uncanny ability to assemble teams in entertainment & tech from all backgrounds, set business goals and deliver results with standard... See more

Accomplishments

3 **Projects**
Broadband Technology Opportunities Program (BTOP) • Entercharge Inc. • Estate Manager, Ol' Dirty Bastard

2 **Organizations**
Producers Guild of America • Directors Guild of America

Interests

Robert M. Bakish
President and CEO at ViacomCBS
35,098 followers

Film Financing Group
59,135 members

The African American Board Leadershir
1,435 members

The Executive Leadership Council (ELC
121,394 followers

Tiffany R. Warren
EVP, Chief Diversity & Inclusion Officer at Sony
27,642 followers

Baruch College
156,936 followers

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